UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NorthStar Realty Europe Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

66706L101

(CUSIP Number)

Colony Capital Operating Company, LLC

515 S. Flower Street, 44th Floor

Los Angeles, CA 90071

310-282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,938,225
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,938,225
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,938,225
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.9%[1]
14	Type of Reporting Person (See Instructions) OO

[1]	Based on 55,396,627 shares of Common Stock issued and outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 9, 2017.

1	Names of Reporting Persons COLONY NORTHSTAR, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,938,225
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,938,225
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,938,225
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.9%[2]
14	Type of Reporting Person (See Instructions) CO

[2]	Based on 55,396,627 shares of Common Stock issued and outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 9, 2017.

Explanatory Note

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D initially filed on behalf of Colony Capital Operating Company, LLC, a Delaware limited liability company (“CCOC”), and Colony NorthStar, Inc., a Maryland corporation (“Colony NorthStar” and, collectively with CCOC, the “Reporting Persons”), on May 22, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on June 2, 2017 (“Amendment No. 1” and, together with the initial Schedule 13D, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report that the Reporting Persons have been granted a waiver from the ownership limitation set forth in the Issuer’s Articles of Amendment and Restatement, allowing the Reporting Persons to purchase up to 45% of the Issuer’s outstanding Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

Since June 1, 2017 to the date hereof, JPM, on behalf of CCOC, has purchased the number of shares at the corresponding prices listed on updated Annex B hereto in the open market pursuant to the 10b-18 Purchase Agreement (the “Shares”).

CCOC used available cash to pay for the Shares. CCOC did not borrow any funds for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of November 13, 2017, the Reporting Persons are the beneficial owners of 4,938,225 shares of Common Stock, which represent approximately 8.9%3 of the Issuer’s outstanding Common Stock.

(b)

CCOC has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 4,938,225 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 4,938,225 shares of Common Stock.

Colony NorthStar has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 4,938,225 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 4,938,225 shares of Common Stock.

(c) Since filing the Amendment No.1, CCOC has purchased the number of shares at the corresponding prices listed on updated Annex B hereto in the open market.

(d) Not applicable.

(e) Not applicable.

The information set forth in updated Annex B hereto is incorporated by reference in this Item 5.

[3]	Based on 55,396,627 shares of Common Stock issued and outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 9, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 9, 2017, the Issuer entered into an amended and restated management agreement (the “Amended and Restated Management Agreement”) with the Manager, effective as of January 1, 2018. The Manager is an affiliate of the Reporting Persons.

In connection with entering into the Amended and Restated Management Agreement, on November 9, 2017, the Issuer provided the Reporting Persons and their subsidiaries a waiver from the Issuer’s ownership limitation set forth in the Issuer’s Articles of Amendment and Restatement (the “Waiver”). Under the Waiver, the Reporting Persons and their subsidiaries will be permitted to purchase up to 45% of the Issuer’s then outstanding Common Stock. In connection with the Waiver, the Reporting Persons and their subsidiaries agreed that for all matters submitted to a vote of the Issuer’s stockholders (or with respect to any matter with respect to which action is to be taken by written consent), to the extent the Reporting Persons and their subsidiaries own more than 25% of the Issuer’s then outstanding Common Stock (such shares owned by the Reporting Persons and their subsidiaries in excess of the 25% threshold, the “Excess Shares”), the Reporting Persons will vote the Excess Shares in the same proportion that the remaining shares of Common Stock not owned by the Reporting Persons and their subsidiaries or their affiliates are voted.

The Waiver provides that the exemption from the ownership limitation shall automatically be revoked upon breach by Colony NorthStar or any of its affiliates of certain conditions outlined therein. If at such time the Reporting Persons and their subsidiaries own more than 9.8% of the Issuer’s Common Stock, the Waiver provides that the exemption will remain in effect for 180 days following the breach (or such longer period as determined by the Issuer’s board of directors) (the “Extension Period”) to allow the Reporting Persons and their subsidiaries to dispose of the amount of shares necessary to reduce its ownership of the Issuer’s Common Stock to not exceed 9.8%. During the Extension Period, the Reporting Persons may not acquire any shares of Common Stock if at such time the Reporting Persons own more than 9.8% of the Issuer’s Common Stock or if such acquisition would result in the Reporting Persons owning more than 9.8% of the Issuer’s Common Stock.

In the event that the Amended and Restated Management Agreement terminates by the Issuer declining to renew, Colony NorthStar and its affiliates may not acquire any shares of Common Stock if at such time the Reporting Persons own more than 9.8% of the Issuer’s Common Stock or if such acquisition would result in Colony NorthStar and its affiliates owning more than 9.8% of the Issuer’s Common Stock. Additionally, on the third anniversary date of such termination, the definition of Excess Shares will be amended to substitute 9.8% for 25%. In the event the Reporting Persons ownership is reduced to or below 9.8% after termination of the Amended and Restated Management Agreement, the Waiver will automatically terminate for all purposes as of such time.

If the Reporting Persons and their subsidiaries fail to promptly vote (or consent) in accordance with the terms of the Waiver, each of the Reporting Persons and their subsidiaries has appointed any independent director of the Issuer individually, its proxy and attorney-in-fact, with full power of substitution and resubstitution to vote or execute consents with respect to shares of the Issuer’s stock beneficially owned by the Reporting Persons and their subsidiaries. A copy of the Waiver is attached to this Amendment No. 2 as Exhibit 4 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 4 –	Ownership Waiver between Colony NorthStar, Inc. and NorthStar Realty Europe Corp, dated as of November 9, 2017

EXHIBIT INDEX

Exhibit	Description of Exhibit

4	Ownership Waiver between Colony NorthStar, Inc. and NorthStar Realty Europe Corp, dated as of November 9, 2017

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date: November 13, 2017

COLONY CAPITAL OPERATING COMPANY, LLC

By:	/s/ Ronald M. Sanders
	Name:	Ronald M. Sanders
	Title:	Vice President

COLONY NORTHSTAR, INC.

By:	/s/ Ronald M. Sanders
	Name:	Ronald M. Sanders
	Title:	Executive Vice President & Chief Legal Officer

UPDATED ANNEX B

PURCHASES PURSUANT TO 10B-18 PURCHASE AGREEMENT

The following table sets forth information on the daily purchases of shares of Common Stock of the Issuer by JPM, on behalf of CCOC, since the filing of the Amendment No. 1 on June 2, 2017 through the date hereof.

Date	Aggregate Number of Shares Purchased	Weighted Average Purchase Price[4]	Price Range
June 2, 2017	1,100	$12.4964	$12.4800 - $12.5000
June 15, 2017	2,600	$12.4765	$12.4300 - $12.5000

[4]	The Reporting Persons undertake to provide upon request by the Staff full information regarding the number of Shares purchased at each separate price.